Redflex Holdings Limited
ACN: 069 306 216

31 Market Street (PO Box 720), South Melbourne
Victoria, Australia 3205
Tel: +61 3 9674 1888
Fax: +61 3 9699 3566
Web: www.redflex.com.au

File No: 82-34862

20 February 2007

07021416

SUPPL

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza, 450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Redflex Holdings Limited: Rule 12g3-2(b) Exemption File No. 82-34862

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Redflex Holdings Limited (the "Company"), **enclosed are** the documents described on Schedule I hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on 24 February 2005.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone at +61 3 9674 1712 or by facsimile at +61 3 9696 1411 in Melbourne, Australia if you have any questions.

Please acknowledge receipt of this letter and the enclosed material by date stamping the enclosed receipt copy of this letter and returning it in the pre-addressed envelope also enclosed herewith.

Yours faithfully

Marilyn Stephens
Company Secretary

PROCESSED
MAR 06 2007
THOMSON
FINANCIAL

Enclosures: 1. Receipt Copy of this letter, and
2. Schedule 1

Schedule I
20 February 2007

Documents made public since the last submission on 16 January 2007:

Date	Item	Description
15 February 2007	Company Announcement	Redflex announces Redflex Executes New Photo Enforcement Contract – City of Redding, California
9 February 2007	Company Announcement And Appendix 3X (two)	Redflex announces Appointment of US based Executive and Independent Non Executive Directors And Appendix 3X Initial Director's Interest Notice for Ms Karen Finley, Executive Director And Appendix 3X Initial Director's Interest Notice for Mr Roger Sawley, Independent Non-Executive Director
8 February 2007	Company Announcement	Redflex announces Redflex executes Two New Photo Enforcement Contracts – the Cities of Burlingame, California and Terrell, Texas
2 February 2007	Company Announcement	Redflex announces Redflex Executes Program Expansion for the Largest Single Municipal Red Light Camera Program in the UA – The City of Chicago
1 February 2007	Company Announcement	Redflex announces Redflex Reactivates the First State Highway Speed Program in the United States
24 January 2007	Company Announcement	Redflex announces Redflex Adds New Photo Enforcement Contracts in Northfield, Illinois and Commerce, California
19 January 2007	Appendices 3B and 3Y	Redflex announces New issue, application for quotation of additional securities and agreement regarding 68,249 ordinary shares. And Change of Director's Interest Notice in regard to the same 68,249 ordinary shares issued to Mr Graham Davie, Director.

Redflex Holdings Limited
ACN: 069 306 216

31 Market Street (PO Box 720), South Melbourne
Victoria, Australia 3205
Tel: +61 3 9674 1888
Fax: +61 3 9699 3566
Web: www.redflex.com.au

RECEIPT COPY

20 February 2007

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Redflex Holdings Limited: Rule 12g3-2(b) Exemption File No. 82-34862

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Redflex Holdings Limited (the "Company"), **enclosed are** the documents described on Schedule I hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on February 24, 2005.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone at +61 3 9674 1712 or by facsimile at +61 3 9696 1411 in Melbourne, Australia if you have any questions.

Please acknowledge receipt of this letter and the enclosed material by date stamping the enclosed receipt copy of this letter and returning it in the pre-addressed envelope also enclosed herewith.

Yours faithfully

Marilyn Stephens
Company Secretary

Enclosures: 1. Receipt copy of this letter, and
2. Schedule 1

Redflex Executes New Photo Enforcement Contract
City of Redding, California

15 February 2007

Redflex Traffic Systems Inc, a wholly owned subsidiary of Redflex Holdings Limited, is pleased to announce the execution of a new contract with the City of Redding, California

The City of Redding, California
The City of Redding is the county seat of Shasta County. It is located on the Sacramento River and has a daytime population of approximately 100,000.

Redflex was awarded this contract as a result of a comprehensive competitive tender process.

The contract is for up to 10 intersections with a term of three years plus 2 two-year automatic renewals.

"The contract with the City of Redding marks the 9th California contract won by Redflex since the beginning of fiscal year 2007. It represents a positive trend for us as we have now won every competitive request for proposal that we have submitted in California in that time. We see our firm as the clear market leader in California, the single largest market in the USA" said Karen Finley, CEO of Redflex Traffic Systems.

Redflex Traffic Systems Inc has contracts with more then 100 USA cities, and is the largest provider of digital red light and speed enforcement services in North America. With photo speed programs in 9 states and photo red light programs across 17 states, Redflex has led the market in installed systems, installation rate and market share over the past 12 months.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1888

Karen Finley
President and CEO
Redflex Traffic Systems Inc
kfinley@redflex.com
+1 480 607-0705

Appointment of US based Executive and Independent Non Executive Directors

9 February 2007

The directors of Redflex Holdings Limited are pleased to announce the appointment to the Board of two new US based directors - Karen Finley and Roger Sawley.

Roger Sawley
Roger Sawley was born and educated in Australia (B Eng (Mech), M Eng (Mech)) and now resides on the West Coast, USA. He moved to the USA in 1966 to join the internationally recognised consulting, research and development firm of Bolt Beranek and Newman Inc (BBN), where he obtained and managed government and corporate contracts and specialised in the field of noise and vibration control. He then managed the New York office of BBN.

After leaving BBN, he led the successful turnaround of two manufacturing companies before moving into the arena of capital markets.

Mr Sawley has accumulated broad-ranging experience and networks in business management, capital markets and engineering. He has held senior positions for relationships with major institutional clients for such firms as A G Edwards & Sons Inc, CIBC Oppenheimer & Co Inc and Jefferies and Company Inc, where he managed the firm's relationships with its many Australian clients. Mr Sawley currently consults to private companies in the raising of capital.

Karen Finley
Karen Finley is President and CEO of Redflex Traffic Systems Inc in Scottsdale, Arizona. She was appointed to that position in 2005 having started with Redflex as director of operations in 1998 when the company had only three USA contracts. She successfully ushered the business through enormous expansion during which it has grown to over 200 employees and increased revenue by 15 fold, and she has an extensive knowledge of the business, its competitors and the markets in which it operates.

Ms Finley was born in Columbus, Ohio, and spent most of her youth in Colorado. Before joining Redflex, Ms Finley was director of corporate services for Scottsdale Insurance Company. Ms Finley earned her bachelor's degree in business management from the University of Phoenix and also attended the Center for Creative Leadership in San Diego. Ms Finley lives in Cave Creek Arizona, and is currently pursuing her Masters in Finance.

Chairman Chris Cooper said: "Redflex's business can only benefit by enlisting the experience of Karen Finley and Roger Sawley onto the Redflex Board. Karen has demonstrated exceptional performance since she was appointed to the CEO role and we are certain that her knowledge, drive and commitment will well equip her to perform the role of Executive Director. Roger's wide experience in the government and corporate fields and in capital markets both in Australia and the USA complements and expands the strength of the Board. These appointments give Redflex Executive and Independent Non Executive Director representation in its prime markets of Australia and the USA."

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1888

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**REDFLEX HOLDINGS LIMITED**
ABN	**96 069 306 216**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Karen Finley
Date of appointment	9 February 2007

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
68,857 Shares 135,000 RDFAS Unlisted Options 272,475 Performance Rights

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
N/A	N/A

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)*	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**REDFLEX HOLDINGS LIMITED**
ABN	**96 069 306 216**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Roger Sawley
Date of appointment	9 February 2007

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Nil

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
N/A	N/A

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)*	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

Redflex executes Two New Photo Enforcement Contracts The Cities of Burlingame, California and Terrell, Texas

8 February 2007

Redflex Traffic Systems Inc, a wholly owned subsidiary of Redflex Holdings Limited is pleased to announce the execution of two new contracts with the Cities of Burlingame, California and Terrell, Texas.

Burlingame, California
The City of Burlingame is located on the San Francisco Peninsula in San Mateo County and has a daytime population in excess of 38,000.

The contract is for up to 10 intersections with a term of five years plus 2 two-year automatic renewals.

Terrell, Texas
The City of Terrell has a daytime population in excess of 20,000.is part of the Dallas/Ft. Worth Metroplex located in Kaufman County.

The contract is for up to 10 intersections with a term of three years, plus 3 one-year automatic renewals.

"We are very pleased to be partnering with these great cities on the implementation of traffic safety programs that advance safe driving. With these new contracts, it is encouraging to see Redflex continue to maintain and build its leading market share position in the two largest states in the Union" said Karen Finley, CEO.

Redflex Traffic Systems Inc has contracts with more then 100 USA cities, and is the largest provider of digital red light and speed enforcement services in North America. With photo speed programs in 9 states and photo red light programs across 17 states, Redflex has led the market in installed systems, installation rate and market share over the past 12 months.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1888

Karen Finley
President and CEO
Redflex Traffic Systems Inc
kfinley@redflex.com
+1 480 607-0705

Redflex Executes Program Expansion for the Largest Single Municipal Red Light Camera Program in the USA – The City of Chicago

2 February 2007

Redflex Traffic Systems Inc, a wholly owned subsidiary of Redflex Holdings Limited is pleased to announce the execution of a renewal and expansion contract with the City of Chicago.

Currently the City of Chicago operates 60 red light camera systems at 30 intersections. The City has announced that it now plans to expand the program with up to an additional 100 camera systems at 50 additional intersections, subject to the City's budgetary constraints. Their initial contractual commitment for this expansion is for a further 40 systems.

Chicago Office of Emergency Management and Communication Executive Director, Andrew Velasquez, said "The City of Chicago is pleased to be expanding the red light photo enforcement program. In 2007, there will be an additional 100 systems added which brings the total photo enforcement systems to 160, thus the City of Chicago will support the largest red light photo enforcement program in the United States. There is a current aggregate reduction of red light offences at locations that have been equipped with red light photo enforcement of 60%."

Executive Director Velasquez continued "I am pleased that this public safety initiative is expanding and expect the program to continue improving public safety and changing negative driving behavior. Redflex Traffic Systems Inc has done an excellent job and we expect the same professionalism and outstanding service that has been provided to the red light photo enforcement program since the program's inception in Nov 2003."

"The City of Chicago has been using our advanced red light enforcement systems since 2003. We are extremely pleased that through our total client focus and our proven large-scale capabilities the City has chosen to expand its partnership with Redflex through this truly historic program." said Karen Finley, CEO.

Redflex Traffic Systems Inc has contracts with more then 100 USA cities, and is the largest provider of digital red light and speed enforcement services in North America. With photo speed programs in 9 states and photo red light programs across 17 states, Redflex has led the market in installed systems, installation rate and market share over the past 12 months.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1888

Karen Finley
President and CEO
Redflex Traffic Systems Inc
kfinley@redflex.com
+1 480 607-0705

Redflex Reactivates the First State Highway Speed Program in the United States

1 February 2007

Redflex Traffic Systems Inc, a wholly owned subsidiary of Redflex Holdings Limited, is pleased to announce the reactivation of the 101 State Highway Scottsdale, Arizona speed program.

Scottsdale, Arizona
In the first freeway speed program of its kind in the United States, Redflex worked jointly with the city of Scottsdale, Arizona to implement a pilot program beginning 22 January 2006 and ending 23 October 2006. Dr Simon Washington, PhD, Department of Civil & Environmental Engineering of Arizona State University Tempe, Arizona, worked in cooperation with the U.S. Department of Transportation Federal Highway Administration to evaluate the results of this freeway photo-enforcement trial. A combination of data sources including the Arizona Department of Public Safety, Arizona Department of Transportation (ADOT), the Arizona Highway Safety Administration, the Arizona Crash Outcome Data Evaluation System (tracking crashes and costs), and the City of Scottsdale was used to determine the following positive preliminary results (the final report is due Spring (USA) 2007):

- Average speeds were reduced by 9.4 miles per hour during the test period.
- After 23 October 2006 when the pilot period ended, detection frequency increased by 825%.
- Side swipe crashes were reduced by 57.85%.
- Injuries as a result of side swipe crashes were reduced by 70.26%.
- To illustrate the economic benefit of the program, the results from a Bayesian Analysis indicate an annual dollar savings from medical, lost wage, productivity etc. was approximately US$10.5 million.

The Governor of Arizona, Janet Napolitano, has requested that the city of Scottsdale resume the freeway speed enforcement program until the state of Arizona completes a state-wide strategic logistics review. Governor Napolitano states in a letter dated 22 January 2007 to the Mayor of Scottsdale, Mary Manross, "After reading the results, I believe we cannot afford to keep the Scottsdale cameras off in light of their benefit to law enforcement and public safety. Let's keep them on and the current system in place, while we [the state] plan our expansion." A state-wide plan is currently under development.

At a meeting on 30 January 2007 the Scottsdale city council voted in favour of reactivating the six cameras included in the program effective, 22 February 2007. The ADOT permit has been extended to 30 June 2007.

"We have been delighted to work closely with the city of Scottsdale on this critically important public safety program pilot. We look forward to continuing that partnership as the reactivation begins. These research findings have bearing on freeway corridors across the State of Arizona and more broadly across the United States of America." said Karen Finley, CEO.

Redflex Traffic Systems Inc has contracts with over 100 USA cities, and is the largest provider of digital red light and speed enforcement services in North America.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1888

Karen Finley
President and CEO
Redflex Traffic Systems Inc
kfinley@redflex.com
+1 480 607 0705

Redflex Adds New Photo Enforcement Contracts in Northfield, Illinois and Commerce, California

24 January 2007

Redflex Traffic Systems Inc, a wholly owned subsidiary of Redflex Holdings Limited, is pleased to announce the execution of two new contracts in the Village of Northfield, Illinois and the City of Commerce, California.

Northfield, Illinois
Northfield, IL, is a suburb of Chicago and is located in Cook County on the north shore of Lake Michigan. It has a daytime population of approximately 10,000.

The contract is for a term of five years and is for up to 30 designated intersections.

Commerce, California
Commerce, CA, is located in Los Angeles County and has the distinction of supporting the largest card casino in the world. It has numerous industrial facilities, warehouses and a major rail yard sustaining the increased volume of international trade out of the ports of Los Angeles and Long Beach. The City of Commerce has exceptionally high volume commercial trucking, transient and rail activity.

The contract is for a term of five years with two, two-year automatic renewals and is for up to 20 systems.

"A fully-loaded large commercial truck can weigh 80,000 pounds or more, while an average passenger automobile weighs approximately 3,000 pounds. Basic laws of physics tell us that any collision between a commercial truck and another vehicle is likely to result in serious injury and property damage. We are pleased to be working with the City on curbing this catastrophic potential" said Karen Finley, CEO.

Redflex Traffic Systems Inc has contracts with over 100 USA cities, and is the largest provider of digital red light and speed enforcement services in North America. With photo speed programs in 9 states and photo red light programs across 17 states, Redflex has led the market in installed systems, installation rate and market share over the past 12 months.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1888

Karen Finley
President and CEO
Redflex Traffic Systems Inc
kfinley@redflex.com
+1 480 607 0705

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

REDFLEX HOLDINGS LIMITED

ABN

96 069 306 216

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Ordinary Shares**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**68,249 issued**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**Fully paid ordinary shares**

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**Nil**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Shares issued pursuant to the Redflex Executive Share Plan as approved by shareholders at the 2001 AGM and confirmed at the 2005 AGM.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**19 January 2007**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**88,875,223**	**Ordinary Shares (RDF)**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**5**	**Employee shares fully paid (RDFAI)**
		530,000	**Options expiring 30 September 2008,** exercise price at date of issue $0.58 and this increases at the compounding rate of 3% per annum until exercise (RDFAS)
		1,260,000	**Options expiring 2 June 2009** exercise price is the VWA price of RDF for the last 5 business days prior to 2 June 2004 ($2.06) adjusted by the movement in the ASX All Ordinaries Index calculated as a percentage from 2 June 2004, being the grant date, to the last business day of the month prior to the date of exercise (RDFAT)
		1,619,390	**Performance Rights** Performance Period 1 July 2006 to 1 October 2007 (350,230) Performance Period 1 July 2006 to 1 October 2008 (537,458) Performance Period 1 October 2006 to 1 October 2009 (731,702)

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

No change

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Marilyn Stephens
Company Secretary

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	REDFLEX HOLDINGS LIMITED
ABN	96 069 306 216

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GRAHAM W DAVIE
Date of last notice	30 November 2006
Date of this notice	19 January 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	related party
Date of change	19 January 2007
No. of securities held prior to change	<u>As the registered holder</u> 1,180,466 Ordinary Shares (RDF) 223,750 Performance Rights <u>As not the registered holder</u> 117,764 Ordinary Shares (RDF)
Class	RDF
Number acquired	68,249
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil
No. of securities held after change	<u>As the registered holder</u> 1,248,715 Ordinary Shares (RDF) 223,750 Performance Rights <u>As not the registered holder</u> 117,764 Ordinary Shares (RDF)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares issued pursuant to the Redflex Executive Share Plan as approved by shareholders at the 2001 AGM and confirmed by shareholders at the 2005 AGM.

Part 2 – Change of director's interests in contracts

Detail of contract	No change
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

END